SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

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in connection with Rule 12g3-2(b):82-_____________)



For immediate release 7.00am 19 September 2006


SVG Capital unaudited interim results for the six months ended 30 June 2006


               SVG Capital reports a strong half-year performance


Portfolio highlights:

  - Fully diluted net assets per share increased by 6.8% to 713.1p (Shareholders' funds: GBP1.0 billion).

  - Increase in net assets driven by significant distributions and the strong overall operating performance of the underlying portfolio companies, with many successfully growing earnings.

  - There have been a number of valuation uplifts, most notably Travelodge and the AA, which together added GBP52.9 million (36.1p per share) to net assets.

  - Distributions from the portfolio in the six months were GBP200.9 million, predominantly through the secondary sale of quoted holdings or recapitalisations of portfolio companies.

  - 10 year compound growth of net assets per share of 13.8% p.a. - outperforming the FTSE All-Share by 9.2% p.a.


New commitments:

  - Commitment of EUR2.8 billion to Permira IV, which held a first closing at EUR10 billion in July.

  - Commitment of US$50 million to SV Life Sciences IV, which held a first closing at US$220 million in June.


 Fund management business - SVG Advisers:

  - SVG Advisers' funds and commitments under management have increased to EUR2.8 billion from EUR1.9 billion at December 2005.

  - External fees up by 70% to GBP8.3 million (June 2005: GBP4.9 million).

  - Marketing for a number of feeder vehicles for Permira IV has met with a positive response from investors and the successful closing of these vehicles is expected to take funds and commitments under management to over EUR3 billion.


Nicholas Ferguson, Chairman of SVG Capital, commented:

"I am pleased to report a strong set of results for the first half of 2006. We have seen a healthy operating performance from the portfolio companies and a high level of distributions, accompanied by supportive debt and equity markets. The results of SVG Advisers have been first rate, both in terms of growth and investment performance.


"During the period, we announced a commitment of EUR2.8 billion from SVG Capital and a further EUR1.0 billion from various SVG Advisers structured products to Permira IV. This is a direct result of the strengthened relationship with Permira, which we announced in March 2005, and which provides a very interesting next chapter for SVG Capital. Looking forward, we are confident that our investment strategy will continue to develop considerable shareholder value over the long term."



For further information, please contact:

SVG Capital plc                                                    020 7010 8900
Nicholas Ferguson / Andrew Williams / Alice Todhunter

Penrose Financial                                                  020 7786 4888
Andrew Nicolls / Emma Thorpe / Will Bowen / Francesca Reville


Copies of the press release and other corporate information can be found on the company website at: http://www.svgcapital.com




Chairman's Statement


Portfolio performance

The first six months of 2006 have seen a continuation of the overall strong operating performance of the portfolio companies. This has been accompanied by favourable debt and equity capital markets, which has led to a high level of distributions from the portfolio.


Since December 2005, fully diluted net assets per share have increased by 6.8% to 713.1p per share (Shareholders' funds of GBP1.0 billion), with material gains reported in several portfolio company valuations, in particular Travelodge and the AA, together adding GBP52.9 million (36.1p per share) to net assets.


The high level of distributions witnessed in 2005 has continued into 2006 and the Company has received GBP200.9 million of proceeds in the six months, ahead of distributions for the corresponding period last year. Since inception, SVG Capital has reported an average uplift on realisations to previous valuations of approximately 33% (excluding recapitalisations) and a net multiple of 2.2x original investment cost.


SVG Capital's net asset growth continues to outperform public markets over the longer period with a compound growth in net assets per share of 13.8% p.a. since listing in May 1996, an outperformance of the FTSE All-Share (Capital) of 9.2% p.a.


New commitments

As announced in March, SVG Capital has made a commitment of EUR2.8 billion to Permira IV, which held a first closing at EUR10 billion in July. Further commitments from structured products managed by SVG Advisers, will take the fund to its agreed cap of approximately EUR11 billion.


Permira IV will focus on larger buy-outs, predominantly in Europe. It is expected that SVG Capital's commitment to Permira IV will be drawn down during the fund's six year investment period. Funding will be provided from cash resources, distributions from the portfolio, the Company's credit facility and the proceeds from the issue of US$208 million Private Placement Notes in July 2006 (see below).


In addition, SVG Capital has made a US$50 million commitment to SV Life Sciences
IV. The fund is seeking to raise US$400 million and held a first closing in June with commitments of US$220 million. Like its predecessor funds, SV Life Sciences Fund IV will invest in companies within the life sciences sectors including biotechnology and pharmaceuticals, medical devices and instruments, healthcare IT and services.


Borrowing policy

During the course of the last year, the Board has spent considerable time reviewing the Company's balance sheet and in particular how it manages the financing of its commitments, taking into account the projected distributions from the Company's portfolio and its uncalled commitment profile.


We currently have significant cash balances, which will be drawn down to meet our substantial uncalled commitments. However, the Board believes that it is in the shareholders' best interests to enhance returns through the use of sensible leverage, and that the desired level of gearing for SVG Capital should be up to 20%, over time. The Board believes that the combination of long term fixed interest debt and an increased credit facility will provide the Company with the flexibility to make substantial commitments to private equity, whilst lowering the Company's weighted average cost of capital and enhancing shareholder returns.


In line with this policy and to support the commitment to Permira IV and, given the current relatively low interest rate environment, the Company has increased its credit facility to EUR600 million (GBP415 million(1)) and has issued US$208 million (GBP113.1 million) of Private Placement Notes. The issue of Notes comprised three currency tranches (US$170 million, EUR20 million and GBP7 million) of Senior Unsecured Notes due 2013, placed with a group of six international insurance companies and issued in or swapped into fixed rates.

Dividend

As reported in the Annual Report & Accounts, during the course of 2005, SVG Capital received approximately GBP17.5 million of income from its portfolio. Accordingly, in order to maintain Investment Trust status, the Company declared a dividend to shareholders of 3.1p on 25 April 2006, which was paid on 31 May 2006.


Conversion of the 2013 41/2% Bonds

In June, all of the Company's 2013 41/2% Convertible Bonds converted into ordinary shares, increasing shares in issue to 138,805,045. SVG Capital calculates the net asset value of its ordinary shares on a fully diluted basis, hence the conversion of these bonds and the increase in share capital will have no impact on the calculation of the fully diluted net asset value per ordinary share.


Tenth anniversary

In May 2006, SVG Capital celebrated the tenth anniversary of its listing on the London Stock Exchange.


Since its listing, the Company has committed over GBP3 billion to private equity, built a successful fund management business and grown its net assets from GBP187.0 million to GBP1.0 billion. On behalf of the Board, I would like to thank our shareholders for their continued support and all the people who have made the first 10 years of the Company's existence such a success.


Market Commentary

Much has been written recently about the growth of the private equity industry and the record amounts of capital being raised for the asset class. This growth has raised concerns about the sustainability of the private equity investment model and the returns that can be generated.


Growth in the supply of equity and debt has certainly affected pricing across the industry and have themselves been influenced by a five year upward movement in the economic cycle. However, the long term drivers of private equity activity remain as relevant as ever. The need for corporate restructuring is evergreen; and private equity firms have established themselves as desirable acquirers of assets.


Generating returns from private equity relies as much on careful manager selection as it does on the drivers of market activity. Our investment strategy is based on this simple insight and in Permira we are focused on a leading private equity firm. Permira has been in operation for over 20 years, and through prudent deal selection has a track record of delivering substantial returns to investors over various economic and financial cycles, and of taking advantage of the movement in those cycles in both acquisitions and disposals.



CEO's Review

The performance of both our investment portfolio and fund management business, SVG Advisers, has been strong and I am pleased to report a good start to 2006.


In March, we strengthened further our relationship with Permira by committing EUR2.8 billion to Permira IV. This is the largest single commitment by a limited partner in a private equity fund and one which we believe has the potential to provide shareholders with strong net asset growth in the future.


Cash balances

SVG Capital has continued to benefit from substantial distributions from its private equity portfolio and at 30 June 2006, the Company had cash balances of GBP328.6 million(2) (32% of gross assets). These relatively high cash balances highlight the performance and the cash generation of the portfolio, and place the Company in a strong position to make new commitments.


Since 30 June 2006, SVG Capital has received a further GBP113.1 million from the proceeds of its issue of Private Placement Notes and GBP78.9 million of distributions from its private equity portfolio and at 8 September 2006 had cash balances of GBP461.7 million (46% of gross assets). Against this, SVG Capital has approximately GBP100 million of calls outstanding, which we would expect to be called down in the coming months. Taking into account debt and identified calls outstanding, SVG Capital's net cash balances are around GBP248.6 million.


Given the quantum of SVG Capital's uncalled commitments (approximately GBP2.2 billion including the commitment to Permira IV), the Board is comfortable with the current level of cash on the balance sheet. The Board would like SVG Capital to move into a leveraged position over the coming years as its uncalled commitments are drawn down, although this will be dependent on the calls and distribution profile of our underlying funds.


Interim operating review of SVG Advisers

SVG Advisers has continued to build on its strong performance to date, reporting external fees of GBP8.3 million, a 70% increase to the corresponding period last year (June 2005: GBP4.9 million).


Funds and commitments under management now stand at EUR2.8 billion(3), versus EUR1.9 billion in December 2005 and we expect to finish the year with over EUR3 billion under management.


The team at SVG Advisers is currently marketing several feeder vehicles for Permira IV. To date, the response from potential investors has been positive and we expect to close all of the vehicles in the coming months. A more detailed report on the activities of SVG Advisers will be given in the Company's 2006 Annual Report.


Listed private equity

In the UK the listed private equity sector is well established, with the first private equity 'Investment Company', Electra, listing on the London Stock Exchange in 1976. The sector, which now has a combined assets of GBP8.7 billion, has since become important in its own right and can no longer be regarded as simply a sub-sector of 'Investment Companies'.


In May, the US buy-out group KKR raised US$5 billion via a listed private equity vehicle, KKR Private Equity Investors, followed in August by Apollo Management, raising US$2 billion for AP Alternative Assets, both listing in Amsterdam.


We have long believed that as global savings markets mature the private equity industry will need to look at alternative markets for funding. Indeed, SVG Capital was established 10 years ago to provide smaller institutions and individual investors access to the private equity asset class. SVG Capital has since gone on to become the largest investor in Permira's funds, representing over 20% of their funding.


The high profile flotations of KKR Private Equity Investors and AP Alternative Assets, have drawn attention to the sector and the benefits of investing in private equity through a listed structure. In the coming years, we expect other private equity groups will look to raise funds via listed vehicles, thus providing them with access to a new and growing investor base.


Outlook

Overall the operating environment for the portfolio companies has remained stable. Over the longer period, we would expect that operational improvements and a clear focus on cash generation and debt repayment within the portfolio companies will deliver strong asset growth for investors in SVG Capital, as well as equipping them for any deterioration in market conditions.


As for the environment for private equity activity more generally, Permira continues to review a steady supply of high quality deal-flow. On the investment front, the first half of the year was relatively quiet but it gave way to a much more energetic start to the second half, illustrating the lengthy gestation period for many deals. Permira continues to be active across the deal spectrum, from corporate carve-outs such as iglo Birds Eye to smaller growth buy-outs such as All3Media, as well as competing on the very largest transactions. On the exit side, the market for IPOs was challenging through the middle of the year but trade buyers remained in evidence and debt markets were still supportive of refinancing activity.


With respect to SVG Advisers, we are encouraged by the substantial growth in its external fees in the first half. SVG Advisers was established in 2001 with the key objective of providing intelligent solutions for investing in private equity or public equity using private equity techniques. We believe that the business has now grown into a valuable asset for SVG Capital and that it is well placed to capitalise on growth opportunities in its markets.



Portfolio Review

The portfolio's valuation has benefited from significant distributions and the overall strong operating performance of its underlying companies, which have led to a 6.8% increase in net assets over the six months to 713.1p per share.


Operational improvements and strategic initiatives within the underlying portfolio companies have meant that the overall performance of the underlying portfolio companies continues to improve, with many successfully growing earnings. There have been a number of valuation uplifts in the six months, the two most material being Travelodge and the AA.


Over the period, financing markets have remained supportive and the strong levels of distributions witnessed in 2005 have continued into 2006. Distributions in the six months reached GBP200.9 million, the greater part of which have been through the sale of quoted holdings or recapitalisations of portfolio companies.


Half of the portfolio is valued on an earnings or third-party basis (35% and 15% respectively). Much of the increase in the value of the quoted portfolio during 2005 was crystallised in the first quarter of 2006 with the full realisations of several quoted holdings. Accordingly, the portfolio's exposure to quoted companies has decreased from 35% to 19% of the total portfolio, despite two IPOs in the period (EEMS and Marazzi). The remainder of the portfolio (31%) is valued at cost(4).


The portfolio's largest sector exposure is to the leisure sector, which represents 28% of the total. The balance of the portfolio is split between computer/electronics and communications (17%), retail (12%), medical and health (12%) and other services (11%), with smaller exposures to the other consumer, media, industrial products and services, chemicals, and other manufacturing sectors, together making up 20% of the portfolio. The geographic exposure has not changed markedly with European and multinational companies making up the vast majority (81%) of the portfolio.


The total number of portfolio companies has decreased to 115, as some of the older funds come to the end of their lives and realise the last of their holdings. Over time we would expect the number of portfolio companies to decrease to approximately 60-70, as SVG Capital becomes focused on a smaller number of funds. The portfolio remains relatively concentrated, with the 20 largest underlying companies representing 80% of the portfolio(5) and 54% of net assets.


The weighted average discounted earnings multiple used to value the portfolio has decreased marginally to 6.5. The average discount applied to companies valued on an earnings basis remained unchanged at 33%.


The weakening of the US$ against sterling has resulted in a GBP8.3 million negative impact on the portfolio's valuation at 30 June 2006.


Portfolio changes

There have been several valuation changes in the period, largely as a result of improved operating performances. A significant number of the valuation changes have also involved companies that have been recapitalised during the period, which together with improved operating performance and increases in earnings have resulted in valuation uplifts.


The largest valuation uplift in the six months was Travelodge, which was sold to Dubai International Capital in August. The value of the sale for SVG Capital was approximately GBP81.4 million, representing a net uplift of GBP37.1 million (25.3p per share) to the December 2005 valuation (after allowing for a provision for carried interest). Funds advised by Permira backed the buy-out of Travelodge from Compass Group in February 2003. In 2004, the company underwent a sale and leaseback of its property portfolio, returning approximately 40% of the cost of the investment to investors.


The AA is the UK's largest roadside recovery business and one of the leading insurance brokers. Since its acquisition in 2004, the AA has undergone a series of operational improvements, which have resulted in the streamlining of its businesses and an increase in the company's earnings. During the six months, the company completed a recapitalisation, returning approximately 80% of cost to investors and bringing total proceeds back to investors, to date, to 1.0x cost. At 30 June 2006, SVG Capital's holding in the AA was valued at GBP24.5 million, which together with the value from the recapitalisation, represents a GBP15.8 million (10.8p per share) uplift to the December 2005 valuation.


Ferretti, a world leading producer of luxury yachts, has been written up by GBP8.1 million (5.5p per share) to GBP39.7 million on the back of strong performance and improved earnings. Funds advised by Permira took Ferretti private in October 2002 and have since gone on to support the group's management in its expansion programme, which has led to an increase in the company's market share and geographical expansion into new markets.


New Look, one of the UK's leading fashion retailers, completed its second recapitalisation, returning a further 100% of cost to investors and bringing total proceeds back to investors, to date, to 2.1x cost. Funds advised by Permira backed New Look's public to private transaction in 2004. Since then, the management team has focused on improving the operations of the business, including buying and sourcing initiatives and tight stock management, expanding the company's trading space and the rollout of new categories, all of which have resulted in a strong growth in earnings, despite challenging market conditions. At 30 June 2006, SVG Capital's holding in New Look was valued at GBP15.9 million, which together with the value from the recapitalisation, represents a GBP7.8 million (5.3p per share) uplift to the December 2005 valuation.


In April 2006, EEMS listed on the Italian Stock Exchange. Funds advised by Permira sold approximately 30% of their shareholding in the company at the flotation. The value of this partial realisation for SVG Capital was approximately GBP5.5 million, which together with the valuation of SVG Capital's remaining holding of GBP14.1 million, represents an uplift of GBP7.3 million (5.0p per share) to EEMS' December 2005 valuation. EEMS is a world leading provider of back-end services for the semiconductor industry performing assembly and test services for DRAM and Flash memory chip manufacturers.


In addition, the portfolio's valuation has benefited from several smaller uplifts including Maxeda (Vendex), which successfully completed a recapitalisation during the period returning 46% of cost and bringing total proceeds back to investors, to date, to 1.1x cost. The company has been written up on an earnings basis to GBP12.5 million, which together with the value of the recapitalisation, represents a GBP4.7 million (3.2p per share) uplift to the December 2005 valuation.

                             30 June 2006          31 December 2005    Proceeds in six         Change in six
Company                         valuation                 valuation             months                months
                                **GBP'000                 **GBP'000           *GBP'000               GBP'000
Travelodge                         81,353                    34,934                  -              **46,419
AA                                 24,483                    34,148             25,435                15,770
Ferretti                           39,700                    31,596                  -                 8,104
New Look                           15,853                    26,908             18,832                 7,777
EEMS                               14,145                    12,277              5,470                 7,338
Maxeda (Vendex)                    12,494                    16,609              8,841                 4,726

*               including P123

**             gross of carried interest provision

The only markdowns in valuations of note have been the result of movements in quoted share prices, following the sharp decline in global equity markets in May. The two most material of these were LaOX, a Japanese home electronics appliance retailer and SEAT Pagine Gialle, together representing a mark down of GBP9.9 million (6.8p).


Realisations

The portfolio has been highly cash generative and distributions in the six months reached GBP200.9 million, well ahead of the corresponding period last year. The greatest part (46%) of these distributions were the result of the sale of quoted holdings, with the remainder made up of recapitalisations (30%) and trade sales (24%). With the exception of recapitalisations, the four most material of these distributions were the full realisations of Avnet (Memec), Inmarsat and austriamicrosystems and the partial realisation of Marazzi (following its IPO), all of which were sold towards the beginning of the year at close to the December 2005 valuations.

Company                                 Realisation value           31 December 2005      Attributable cost
                                                                           valuation
                                              GBP'000 (i)                GBP'000(ii)           GBP'000 (iv)
Avnet (Memec)                                      50,216                     53,154                 34,876
austriamicrosystems                                21,787                     21,637                 14,419
Inmarsat                                      (iii)20,401                     19,710                    375
Marazzi                                            15,372                     15,328                  5,968

(i) including 123

(ii) attributable December 2005 value

(iii) including proceeds not yet distributed

(iv) attributable December 2005 cost


At the smaller end of the portfolio, there have been several realisations in the SV Life Sciences III portfolio, which has been at substantial multiples to cost. SVG Capital received proceeds of GBP6.7 million from the sale of GlycoFi to Merck in June, an uplift of 4.1p to the December 2005 valuation and a multiple of 9.0x cost. In addition, Rinat was sold to Pfizer in April 2006, netting SVG Capital proceeds of GBP4.5 million, an uplift of 2.5p to the December 2005 valuation and a multiple of 6.0x cost.


New investments

A total of GBP92.6 million of calls were paid in the six months, the majority of which were used to fund full and partial calls for investments that were made in late 2005. In total seven new and 15 follow-on investments were made in the period, the largest being Aearo Technologies.


Funds advised by Permira backed the management buy-out of Aearo Technologies. The company is a global leader in the personal protection equipment industry, competing primarily in the higher value added hearing, eye, head, face, respiratory and fall protection market segments. SVG Capital's share of this investment is approximately GBP20.3 million (yet to be called).


Since the period end, funds advised by Permira have announced five new investments, including Telepizza, Spain's leading home delivery pizza business; All3Media, the UK's largest independent TV production business; Sisal, the number two operator in the Italian gaming and betting industry; iglo Birds Eye Frozen Foods, the number one frozen food company in Europe and Principal Hotels, a four star hotel chain comprising six hotels which compete in the upper mid-market segment of the UK hotel market. The cost of these five new investments for SVG Capital is expected to be approximately GBP79.8 million in total. All of these transactions are subject to regulatory approval and customary closing conditions.


Other news

Since the period end, the UK health club operations of Holmes Place have been sold to Virgin Active, in return for a minority stake in the enlarged Virgin Active group. Holmes Place will continue to own its operations in Switzerland, Germany and Austria. SVG Capital's holding in the enlarged Virgin Active group will be revalued at 31 December 2006.


Valuation basis

The largest two movements in the portfolio's valuation basis were the decrease in its exposure to quoted companies and the increase in the percentage of the portfolio valued on a cost basis. The former is simply a reflection of the realisations of several quoted holdings, such as Avnet (Memec), Inmarsat and austriamicrosystems. The increase in the percentage of companies valued on a cost basis is a result of the follow-on investment in TDC and its reclassification, after the expiry of the tender offer for its shares, to a cost basis, in addition to new investments such as Aearo Technologies. The rise in the percentage of companies valued on a third-party basis can be attributed to the sale of Travelodge, which completed in September.

Valuation analysis
                                                             30 June 2006                 31 December 2005
                                                             % (by value)                     % (by value)
Earnings                                                               33                               36
Cost                                                                   31                               20
Quoted                                                                 19                               35
Third-party                                                            15                                7
Written-down - earnings                                                 2                                2


The average weighted discounted earnings basis has decreased to 6.5, with the average discount applied to companies valued on an earnings basis remaining unchanged at 33%.


Geographical and sector distribution (by value)

The geographical exposure of the portfolio has not changed materially, with a slight decrease in the percentage of the total invested in multinational companies, predominantly driven by realisations of companies such as Avnet (Memec) and the partial realisation of Marazzi.

Geographical analysis

                                                             30 June 2006                 31 December 2005
                                                             % (by value)                     % (by value)
Continental Europe                                                     36                               36
UK                                                                     27                               26
Multinational                                                          18                               21
Far East/Asia Pacific                                                  11                               10
North America                                                           8                                7



The increase in the portfolio's exposure to the leisure sector is attributable to the write-ups of both Travelodge and Ferretti. The movement in the portfolio's weighting to retail companies is predominantly a result of the partial realisation of Marazzi and the recapitalisation of New Look. The fall in the portfolio's weighting to computer/electronics and communication is a result of the realisations of Avnet (Memec), Inmarsat and austriamicrosystems.


Sector analysis

                                                                   30 June 2006          31 December 2005
                                                                   % (by value)              % (by value)
Leisure                                                                      28                        19
Computer/electronics and communications                                      17                        25
Medical/health                                                               12                        11
Retail                                                                       12                        16
Other services                                                               11                        10
Other consumer                                                                6                         7
Media                                                                         6                         5
Industrial products/services                                                  5                         5
Other manufacturing                                                           2                         1
Chemicals                                                                     1                         1


Portfolio maturity

Investments in companies (GBP million)

30 June 2006


The average age of the portfolio continues to fall with 63% of the investments being held for less than three years; 45% being held for under two years; and 28% being held for less than a year.


            Year*            W/down              Cost         Earnings/            Quoted             Total
                                                            third-party
1996 & Prior                    0.2                 -               0.7               0.1               1.0
             1997               0.1                 -               0.2                 -               0.3
             1998               0.3                 -               0.6               0.1               1.0
             1999                 -                 -               3.3              46.1              49.4
             2000               0.1               3.1              28.8               1.8              33.8
             2001               0.6                 -              12.1               2.6              15.3
             2002               0.3               9.3             122.6              11.4             143.6
             2003               0.8               0.4              24.6              56.3              82.1
             2004                 -               5.1             118.8              14.7             138.6
             2005                 -             167.7              27.3                 -             195.0
             2006                 -              29.5                 -                 -              29.5
                             ______            ______            ______            ______            ______
                                2.4             215.1             339.0             133.1             689.6


* Year of original investment in underlying companies



Deal type

SVG Capital's portfolio remains focused towards later stage funds with buy-outs/ ins representing 87% of the portfolio and development capital 10%. SVG Capital's exposure to early-stage companies (3%) is entirely in the life sciences sectors.


Fund commitments

At 30 June 2006, SVG Capital had GBP246.6 million of uncalled commitments to seven private equity funds (December 2005: GBP314.4 million to seven funds). In addition, SVG Capital also had a GBP14.5 million uncalled commitment to P123 and an uncalled commitment of GBP77.9 million to SVG Diamond I and II. Since the period end, SVG Capital has made a EUR2.8 billion (GBP1.9 billion) commitment to Permira IV at its first closing in July 2006.


                                                     Amount                Amount           SVG Capital
Uncalled fund commitments                            called              uncalled              uncalled
                                           (local currency)      (local currency)           commitment*
                                                   millions              millions          GBP millions
Permira Europe II                                  EUR617.7               EUR32.5                  22.5
Permira Europe III                                 EUR304.8              EUR203.2                 140.5
The Japan Fund IV                                  Y3,298.7              Y7,414.9                  35.1
SV Investments Fund I                               US$57.0                US$6.2                   3.4
SV Life Sciences Fund II                            US$42.1                US$4.5                   2.4
SV Life Sciences Fund III                           US$46.0               US$29.0                  15.7
SV Life Sciences Fund IV                                  -               US$50.0                  27.0

P123                                                EUR83.8               EUR21.0                  14.5
SVG Diamond                                               -               EUR52.0                  36.0
SVG Diamond II                                            -               EUR60.6                  41.9
                                                                                                 ______
Total                                                                                           **339.0


* Based on exchange rates at 30 June 2006

** excluding warehoused assets



Return on holdings

SVG Capital's return on its holdings of its core private equity funds, including P123, is summarised below:

                                                           Six months to                         Year to
                                                            30 June 2006                31 December 2005
                                                            GBP millions                    GBP millions
Opening Valuation                                                  675.1                           714.1
Calls Payable                                                       92.6                            89.1
Distributions Receivable                                        *(200.9)                       **(285.8)
                                                                  ______                          ______
                                                                   566.8                           517.4

Return on Portfolio                                                *78.0                         **152.8
(less)/plus FX movement                                            (9.3)                             4.9
                                                                  ______                          ______
                                                                    68.7                           157.7
                                                                  ______                          ______
Closing Portfolio                                                  635.5                           675.1

*including GBP7.4 million of income

** including GBP17.7 million of income

Cash and marketable securities

At 30 June 2006, the Company's gross cash balance of GBP328.6 million(6) (December 2005: GBP205.0 million) was held principally in money market funds and treasury bills, reflecting anticipated short-term cash flows. Since the period end, SVG Capital has received further distributions totalling GBP78.9 million and paid calls of GBP15.7 million. In addition, SVG Capital has received proceeds of GBP113.1 million from its Private Placement of Senior Unsecured Notes.

20 largest underlying companies

In the following pages, we show SVG Capital's 20 largest investments by value as at 30 June 2006. The valuations of these companies have been presented in accordance with IFRS.


Travelodge (UK)


Company                                               GBP000's

Cost                                                    31,973

IFRS value                                              81,353

Date of Acquisition                              February 2003

% of net assets                                           8.0%

Travelodge is the second largest operator in the UK budget hotel sector, providing over 17,000 rooms in 276 hotels located around Britain. The valuation basis is third-party. Since the period-end funds advised by Permira have sold their entire holding in Travelodge.


SEAT Pagine Gialle (Italy)

Company                                               GBP000's

Cost                                                    28,245

IFRS value                                              52,327

Date of Acquisition                                  July 2003

% of net assets                                           5.2%

SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company, which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is one of Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted.



TDC (Denmark)

Company                                               GBP000's

Cost                                                    49,178

IFRS value                                              49,481

Date of Acquisition                              December 2005

% of net assets                                           4.9%


TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC operates through four different units: TDC Solutions, TDC Mobile International, TDC Switzerland and TDC Cable TV. The valuation basis is cost in fund currency.


Gala Coral Group (UK)

Company                                               GBP000's

Cost                                                    42,760

IFRS value                                              43,023

Date of Acquisition                             September 2005


% of net assets                                           4.3%

The Gala Coral Group is one of Europe's pre-eminent integrated betting and gaming companies with strong market positions in licensed betting offices, bingo and casinos, and an e-commerce platform encompassing online gaming and sports betting. The valuation basis is cost in fund currency.


Ferretti (Italy)

Company                                               GBP000's

Cost                                                    20,924

IFRS value                                              39,700

Date of Acquisition                               October 2002

% of net assets                                           3.9%

Ferretti Group is a world leading producer of luxury motoryachts larger than 40 feet, created through a buy and build strategy of complementary motoryacht builders. The valuation basis is earnings.



SBS Broadcasting (The Netherlands)

Company                                               GBP000's

Cost                                                    32,078

IFRS value                                              32,275

Date of Acquisition                               October 2005


% of net assets                                           3.2%

SBS Broadcasting is a leading pan-European commercial television and radio broadcasting company with operations across Western and Central Europe. The company operates 16 television stations, 21 premium pay TV channels and 11 radio networks, reaching 100 million people in nine countries. The valuation basis is cost in fund currency.


Parkway Holdings (Singapore)

Company                                               GBP000's

Cost                                                    18,581

IFRS value                                              28,576

Date of Acquisition                              December 1999

% of net assets                                           2.8%

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted.



AA (UK)

Company                                               GBP000's

Cost                                                     5,936

IFRS value                                              24,483

Date of Acquisition                             September 2004

% of net assets                                           2.4%

The AA is the UK's largest roadside recovery business and one of the leading insurance brokers. The group's other activities include the provision of personal loans, publishing and driving school services. The Roadside division is the AA's largest profit driver with over 15 million members, of which 6 million are personal customers. Its business customers include fleet owners, vehicle manufacturers and affinity groups. The valuation basis is earnings.



Jet Aviation (Switzerland)

Company                                               GBP000's

Cost                                                    22,548

IFRS value                                              22,687

Date of Acquisition                               October 2005

% of net assets                                           2.2%

Jet Aviation was founded in 1967 and is a leading business aviation service company employing more than 3,500 personnel in over 60 facilities and stations around the world. The company provides maintenance, completions and engineering services, fixed base operations and airline handling, along with aircraft sales, charter and management on a global basis. In addition, Jet Aviation operates an aircraft management and charter fleet of more than 160 jets in Europe, Asia, the Middle East and the US. The valuation basis is cost in fund currency.


DinoSol Supermercados (Spain)

Company                                               GBP000's

Cost                                                    14,339

IFRS value                                              22,345

Date of Acquisition                              November 2004

% of net assets                                           2.2%

DinoSol Supermercados (formerly Ahold Supermercados) operates c.570 core stores in Spain and the Canary Islands, trading primarily under the SuperSol and HiperSol brands. The valuation basis is earnings.


Intelsat (Bermuda)

Company                                               GBP000's

Cost                                                       436

IFRS value                                              20,333

Date of Acquisition                               January 2005

% of net assets                                           2.0%

Intelsat is a leading provider of fixed satellite services worldwide, supplying video, data and voice connectivity in over 200 countries and territories. The valuation basis is earnings.


Aearo Technologies (US)

Company                                               GBP000's

Cost                                                    20,259

IFRS value                                              20,259

Date of Acquisition                                 March 2006

% of net assets                                           2.0%


Aearo Technologies is a global leader in the personal protection equipment industry, competing primarily in the higher value added hearing, eye, head, face, respiratory and fall protection market segments. The valuation basis is cost in fund currency.


debitel (Germany)

Company                                               GBP000's

Cost                                                       361

IFRS value                                              19,325

Date of Acquisition                                  June 2004

% of net assets                                           1.9%

debitel is Europe's largest mobile service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.7 million customers and operates via a network of 8,000 retail partners and 213 of its own shops. The valuation basis is earnings.



Cortefiel (Spain)

Company                                               GBP000's

Cost                                                    15,800

IFRS value                                              15,897

Date of Acquisition                             September 2005

% of net assets                                           1.6%

Cortefiel is the number two specialist apparel retailer in Spain. It operates a multi-format network with three main concepts: Cortefiel, with 222 stores primarily in the Iberian market offering casual wear for 30+; Springfield, with 329 stores and 113 franchises targeting the 18-30s; and Women Secret, selling underwear through 169 stores and 70 franchises. Headquartered in Madrid, Cortefiel employs around 10,200 people. The valuation basis is cost in fund currency.



New Look (UK)

Company                                               GBP000's

Cost                                                       599

IFRS value                                              15,853

Date of Acquisition                                 April 2004

% of net assets                                           1.6%

New Look, is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has 543 stores in the UK and 215 stores in France (trading under the MIM fascia). The valuation basis is earnings.


HRG (Hogg Robinson) (UK)

Company                                               GBP000's

Cost                                                     7,831

IFRS value                                              14,900

Date of Acquisition                                  June 2000

% of net assets                                           1.5%

HRG is an international business travel services business. The company's operations include corporate travel management and e-commerce. The valuation basis is earnings.


EEMS (Italy)

Company                                               GBP000's

Cost                                                       963

IFRS value                                              14,145

Date of Acquisition                                   May 1999

% of net assets                                           1.4%

EEMS is a world leading provider of back-end services for the semiconductor industry performing assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is quoted.


Maxeda (Vendex) (Benelux)

Company                                               GBP000's

Cost                                                     1,278

IFRS value                                              12,494

Date of Acquisition                             September 2004

% of net assets                                           1.2%

Maxeda is the largest non-food retailer in the Benelux area with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 store fascias and around 1,800 outlets, employing approximately 25,000 full-time staff. Maxeda has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The valuation basis is earnings.


Strides Arcolab (India)

Company                                               GBP000's

Cost                                                     3,235

IFRS value                                              11,371

Date of Acquisition                               January 2002

% of net assets                                           1.1%

Strides Arcolab manufactures a range of generic drugs and tablets for supply to Western and developing markets. The valuation basis is quoted.


Grandi Navi Veloci (GNV) (Italy)

Company                                               GBP000's

Cost                                                     8,188

IFRS value                                              10,554

Date of Acquisition                               October 2004

% of net assets                                           1.0%

GNV is a leading European ferry company, operating seven owned ships, leasing one other and renting three further ships. The valuation basis is earnings.



Consolidated income statement (unaudited)

                                                For the six months                For the six months
                                                ended 30 June 2006                ended 30 June 2005
                                           Revenue      Capital                Revenue   Capital
                                            return       return        Total    return    return     Total
                                           GBP'000      GBP'000      GBP'000   GBP'000   GBP'000   GBP'000
Gains on investments - gains on fair
value through profit and loss                    -       63,055       63,055         -    62,911    62,911
Exchange gains/(losses) on other                 5        1,203        1,208      (71)   (3,426)   (3,497)
items
                                                 5       64,258       64,263      (71)    59,485    59,414
Operating income
Investment income                           10,521            -       10,521    13,398         -    13,398
Other operating income                       9,426            -        9,426     5,383         -     5,383
Total operating income                      19,947            -       19,947    18,781         -    18,781
Operating expenses
Administrative expenses                    (9,304)            -      (9,304)   (6,006)         -   (6,006)
Other operating expenses                         -         (41)         (41)         -     (242)     (242)
Total expenses                             (9,304)         (41)      (9,345)   (6,006)     (242)   (6,248)
Operating profit/(loss)                     10,643         (41)       10,602    12,775     (242)    12,533
Finance costs                                (833)            -        (833)   (2,207)         -   (2,207)
Profit before tax                            9,815       64,217       74,032    10,497    59,243    69,740
Tax                                        (2,845)        (181)      (3,026)      (16)         -      (16)
Profit for the period                        6,970       64,036       71,006    10,481    59,243    69,724

Attributable to:
Equity holders of the parent                 6,905       63,999       70,904    10,478    59,183    69,661
Minority interest                               65           37          102         3        60        63

Earnings per share
From continuing activities
Basic                                                                  54.7p                         55.9p
Diluted                                                                53.3p                         51.6p




Consolidated statement of changes in equity (unaudited)

                                                                Share                   Total
                        Share      Share   Revenue   Capital   option       Other      equity  Minority
                      capital    premium   reserve   reserve  reserve    reserves     holders  interest       Total
                      GBP'000    GBP'000   GBP'000   GBP'000  GBP'000     GBP'000     GBP'000   GBP'000     GBP'000
For the six months
ended 30 June 2006
Profit for the              -          -     6,905    63,999        -           -      70,904       102      71,006
period
Dividends                   -          -   (3,985)         -        -           -     (3,985)     (638)     (4,623)
Issue of share              -          -         -         -      906           -         906         -         906
options
Issue of shares on         67        199         -         -        -           -         266         -         266
exercise of options
Issue of shares on     10,208     38,792         -         -        -     (7,446)      41,554         -      41,554
conversion of bonds
Changes in equity
for the six months
ended 30 June 2006     10,275     38,991     2,920    63,999      906     (7,446)     109,645     (536)     109,109
Balance at 31         128,530    102,130     1,099   565,219    2,675     102,704     902,357       642     902,999
December 2005
Balance at 30 June    138,805    141,121     4,019   629,218    3,581      95,258   1,012,002       106   1,012,108
2006

For the six months
ended 30 June 2005
Profit for the              -          -    10,478    59,183        -           -      69,661        63      69,724
period
Issue of share              -          -         -         -      713           -         713         -         713
options
Issue of shares via     6,000     29,508         -         -        -           -      35,508         -      35,508
placing
Changes in equity
for the six months
ended 30 June 2005      6,000     29,508    10,478    59,183      713           -     105,882        63     105,945
Balance at 31         122,530     72,622  (13,201)   422,945    1,250     102,704     708,850       505     709,355
December 2004
Balance at 30 June    128,530    102,130   (2,723)   482,128    1,963     102,704     814,732       568     815,300
2005



Consolidated balance sheet (unaudited)

                                                                         As at              As at
                                                                       30 June        31 December
                                                                          2006               2005
                                                                       GBP'000            GBP'000
Non-current assets
Property, plant and equipment                                            1,274              1,099
Investments designated as fair value through profit and                665,381            703,725
loss
Deferred tax asset                                                          39                 38
                                                                       666,694            704,862
Current assets
Financial assets                                                        12,469             40,565
Other receivables                                                        7,758              4,965
Cash and cash equivalents                                              336,150            205,006
                                                                       356,377            250,536

Total assets                                                         1,023,071            955,398
Current liabilities
Other payables                                                         (8,855)            (8,152)
Tax payable                                                              (727)               (42)
                                                                       (9,582)            (8,194)

Total assets less current liabilities                                1,013,489            947,204
Non-current liabilities
Convertible loan notes                                                       -           (42,989)
Deferred staff compensation                                              (665)              (689)
Deferred tax liability                                                   (716)              (527)
                                                                       (1,381)           (44,205)

Net assets                                                           1,012,108            902,999

Equity
Called up share capital                                                138,805            128,530
Share premium account                                                  141,121            102,130
Capital redemption reserve                                               3,204              3,204
Share purchase reserve                                                  92,054             92,054
Convertibles loan notes - equity                                             -              7,446
Share option reserve                                                     3,581              2,675
Capital reserve                                                        629,218            565,219
Revenue reserve                                                          4,019              1,099

Equity attributable to equity holders of the parent                  1,012,002            902,357
Minority interest                                                          106                642
Total equity                                                         1,012,108            902,999

Net asset value per ordinary share
- undiluted                                                             729.1p             702.1p
- diluted                                                               713.1p             667.8p



Consolidated cash flow statement (unaudited)

                                                                             For the             For the
                                                                    six months ended    six months ended
                                                                        30 June 2006        30 June 2005
                                                                             GBP'000             GBP'000
Interest income                                                                4,088                 445
Other income                                                                  15,029              18,326
Expenses                                                                     (7,634)             (8,214)
Interest paid                                                                (4,231)             (1,655)
Tax paid                                                                     (2,167)                  13
Net cash from/(used in) operating activities                                   5,085               8,915

Investing activities
Purchases of public equity funds/ other investments                          (1,553)             (2,183)
Capital distributions from public equity funds                                 2,030               4,642
Calls paid to private equity funds                                          (92,606)            (36,489)
Capital distributions from private equity funds                              193,543             158,786
Purchase of warehoused funds                                                (15,518)                   -
Sale of warehoused funds                                                      43,294                   -
Purchases of property, plant and equipment                                     (287)                (26)
Net cash used in investing activities                                        128,903             124,730

Financing
Share placing                                                                    266              36,000
Issue and listing costs of ordinary shares                                         -               (508)
Dividends paid                                                               (4,624)                   -
Net cash (used in)/from financing activities                                 (4,358)              35,492

Net increase in cash and cash equivalents                                    129,630             169,137
Cash and cash equivalents at beginning of period                             205,006              25,148
Effect of foreign exchange rates on cash and cash equivalents                  1,514             (3,460)
Cash and cash equivalents at end of period                                   336,150             190,825



Notes


1 General information

The preliminary results for the six months ended 30 June 2006 are unaudited. The financial information included in this statement does not constitute the Group's statutory accounts within the meaning of Section 240 of the Companies Act 1985.


The information given as comparative figures for the six months ended 30 June 2005 and the year ended 31 December 2005 do not constitute the Company's statutory accounts for those financial periods. Statutory accounts for the year ended 31 December 2005, prepared in accordance with International Financial Reporting Standards as adopted by the European Union, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.


This statement was approved by the Board of Directors on 18 September 2006.


2 Accounting policies

In preparing the financial information included in this statement the Group has applied policies which are consistent with those applied in the Group's most recent annual financial statements.


3 Interim Report & Accounts

Copies of the report and accounts will be circulated to shareholders in October 2006, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.


4 Business segments

For management purposes, the group is currently organised into the following principal activities:


Investing activities

SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds. Investing activities are undertaken by SVG Capital plc and The Platinum Trust.


Investment management and advisory services

To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.


These activities are undertaken by SVG Advisers Limited, SVG Investment Managers Limited, SVG Advisers Inc. and SVG North America Inc.


Segmental information about these business activities is presented below.


Six months ended 30 June 2006

                                                                                Investment
                                                                            management and
                                                                Investing         advisory
                                                               activities         services     Consolidated
                                                                  GBP'000          GBP'000          GBP'000
Total operating income*                                            11,516            8,431           19,947
Share option costs                                                      -            (907)            (907)
Other administrative expenses*                                    (1,626)          (6,771)          (8,397)
Other operating expenses                                             (41)                -             (41)
Operating profit                                                    9,849              753           10,602
Finance costs                                                       (833)                -            (833)
Gains on fair value through profit and loss                        63,053                2           63,055
Exchange gains/(losses)                                             1,218             (10)            1,208
Profit before tax                                                  73,287              745           74,032

*Excludes intra-group fees.



5 Earnings per share

The calculation of the basic and diluted earnings per share, in accordance with IAS 33, is based on the following data:

                                                                                      For the           For the
                                                                             six months ended  six months ended
                                                                                 30 June 2006      30 June 2005
                                                                                      GBP'000           GBP'000
Earnings for the purposes of basic earnings per share being net
profit attributable to equity holders of the parent                                    70,904            69,661
Effect of dilutive potential ordinary shares:
Interest on convertible loan notes (net of tax)                                             -             1,061
Earnings for the purposes of diluted earnings per share                                70,904            70,722


                                                                                       Number            Number
Number of shares
Weighted average number of ordinary shares for the purposes of basic              129,506,206       124,618,251
earnings per share
Effect of dilutive potential ordinary shares:
Share options                                                                       3,483,050         2,255,490
Convertible loan notes                                                                      -        10,208,333
Weighted average number of ordinary shares for the purposes of diluted            132,989,256       137,082,074
earnings per share



6 Borrowings

During the period, the Company replaced its EUR285m loan facility with an increased facility of EUR600m. No drawdowns were made under the facility during the six months ended 30 June 2006, although EUR125 million was effectively utilised by way of a guarantee over SVG Capital's commitments to SVG Diamond Holdings Limited and SVG Diamond Holdings II Limited.


Subsequent to the balance sheet date, the Company issued the following senior unsecured loan notes on 18 July 2006 via a private placement:

                                                                                  Amount            Amount*
                                                                        (local currency)               GBPm
7.10% Fixed Rate Series A Senior Notes due 18 July 2013                          US$170m               91.9
5.57% Fixed Rate Series B Senior Notes due 18 July 2013                           EUR20m               13.8
Floating Rate Series C Senior Notes due 18 July 2013                               GBP7m                7.0
                                                                                                      112.7

*based on exchange rates at 30 June 2006.


On 18 July 2006, the Company also entered into an interest rate swap agreement with The Royal Bank of Scotland plc to effectively fix the interest payments under the Series C Notes at a rate of 6.65% per annum.


7 Convertible loan notes

                                                                                 30 June        31 December
                                                                                    2006               2005
                                                                                 GBP'000            GBP'000
4.5% Subordinated Convertible Bonds 2013 - Nominal                                     -             49,000
Unamortised premium                                                                    -            (5,946)
Unamortised issue and listing costs                                                    -               (65)
                                                                                       -             42,989


During the period, the 2013 convertible bonds were fully converted into 10,208,327 ordinary shares at a conversion price of 480p per share.


8 Net asset value per ordinary share

Calculation of the net asset value per share is based on 138,805,045 ordinary shares in issue as at 30 June 2006
(30 June 2005: 128,529,853; 31 December 2005: 122,529,853) and shareholders'
funds of GBP1,012,002,000
(30 June 2005: GBP814,732,000; 31 December 2005: GBP902,357,000).


The 2013 bonds converted in June 2006 and therefore have no effect on diluted net assets at 30 June 2006. For comparative periods, the diluted net asset values per share are calculated based on the assumption that the GBP49,000,000 2013 bonds are converted at an exercise price of 480p into 10,208,333 new shares.


The diluted net asset value per share calculations also assume that share options with a strike price lower than the undiluted net asset value at 30 June 2006 are exercised into an additional 7,829,633 ordinary shares (30 June 2005:
7,908,124 ordinary shares and 31 December 2005: 7,896,498 ordinary shares), for consideration of GBP33,605,000 (30 June 2005: GBP33,933,000 and 31 December 2005: GBP33,871,000).


Therefore the calculation of the diluted net asset value per share is based on shareholders' funds of GBP1,045,607,000
(30 June 2005: GBP891,341,000; 31 December 2005: GBP979,217,000) and on
146,634,678 ordinary shares
(30 June 2005: 146,646,310; 31 December 2005: 146,634,684).


--------------------------


(1) Exchange rate at 30 June 2006 (1.4465)

(2) Not including SVG Advisers. Group cash balances at 30 June 2006 were GBP336.2 million

(3) as at 31 August 2006

(4) Investments are carried at cost where this represents the Directors' best estimate of fair value

(5) Gross investment portfolio of GBP689.6 million

(6) Not including SVG Advisers. Group cash balances were GBP336.2 million at 30 June 2006






SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 19 September 2006


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries